SEAGATE TECHNOLOGY

920 Disc Drive

Scotts Valley, CA 95006

Charles C. Pope Executive Vice President and Chief Financial Officer Telephone: (831) 439-2773 Fax: (831) 438-8128 Email: charles.pope@seagate.com

October 12, 2007

Mr. Stephen Krikorian

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Seagate Technology

Form 10-Q for the quarter ended December 29, 2006

Filed February 2, 2007

File No. 001-31560

Dear Mr. Krikorian:

Seagate Technology (the “Company”) hereby submits for filing by direct electronic transmission the foregoing responses to the Staff’s questions expressed in a teleconference on September 21, 2007. During the teleconference, the Staff shared additional questions on certain accounting considerations related to prepaid forward agreements the Company entered into during fiscal year 2007 with two large financial institutions (each, a “Counterparty”, and together, the “Counterparties”) to repurchase a variable amount of equity securities (the “prepaid forward agreements”). In particular, the Staff noted that the Company’s prepaid forward agreements may contain an embedded derivative, with the Company’s stock price as the underlying. The Staff also noted that if the prepaid forward agreements contain an embedded derivative, there may be value in the embedded derivative, since the Company expects to get more shares from these prepaid forward agreements than it would from purchasing its shares on the spot market.

Following the teleconference with the Staff, the Company has re-evaluated its analysis of the accounting for these prepaid forward agreements, particularly as it relates to the following questions:

1.	Are there embedded derivative features in the prepaid forward agreements?

2.	If there are any embedded derivative features in the prepaid forward agreements, what are the units of analysis for the bifurcation evaluation?

3.	For the identified embedded derivative features, does the scope exception in paragraph 11(a) of SFAS 133 apply? In particular, do any of the various stipulated contingent events in the prepaid forward agreements represent embedded derivative features to be bifurcated and classified as assets or liabilities as a result of failing to meet the guidance in EITF 00-19?

4.	Should the “host receivable” (i.e., the cash prepayment made at the inception of the prepaid forward agreements) be accounted for as an asset or as contra-equity?

5.	What are the Company’s existing accounting policies and past practices related to units of analysis in similar transactions and how have these been applied?

RESPONSE

In summary, based on our revised analysis, we believe that each of the two prepaid forward agreements should be viewed as a hybrid instrument with a host contract and several embedded derivative features. We also concluded that each of the embedded derivative features identified should be considered a separate unit of analysis as we evaluated the need for bifurcation.

We concluded that a subset of the identified embedded derivative features may be net cash settled by the Counterparty upon the occurrence of certain stipulated contingent events which, while remote, are beyond our control and, in certain instances, also beyond the control of the Counterparty. As such, those embedded derivative features would not be classified as equity pursuant to EITF 00-19 and, therefore, they would not qualify for the scope exception in paragraph 11(a) of SFAS 133. Accordingly, that subset of embedded derivative features, pursuant to SFAS 133 Implementation Issue B15, should be combined into a single, compound derivative, bifurcated from the host contract and accounted for separately (marked to market in each of the reporting periods during the life of the contract).

We, however, concluded that the effect of the applying this accounting would have no impact on our fiscal year 2007 financial statements and would have an immaterial impact on the affected quarters in fiscal year 2007.

We concluded that the host receivable was correctly classified as contra-equity.

With respect to application of accounting policies and past practices related to units of analysis, we have not entered into any other transactions where a bifurcation evaluation based on the individual units of analysis approach was relevant. Should we enter into future transactions where this determination will be relevant, we will consistently apply a “separate units of analysis” approach for potential embedded derivative features in “debt” host instruments.

The basis for these conclusions is as follows:

Applicability of SFAS 150

We first considered the applicability of SFAS 150, which requires that a forward contract to purchase our own shares be classified as a liability. However, since we prepaid the entire balance at the inception of the contract, there is no further obligation on our part, and we therefore concluded that our prepaid forward agreements are not within the scope of SFAS 150.

Applicability of EITF 99-7

We then considered EITF 99-7, which we do not believe is applicable to our prepaid forward agreements because the terms of our prepaid forward agreements do not mirror those of the transaction described in that EITF issue. For example, we did not receive the repurchased shares at the inception of the transaction.

Applicability of SFAS 133

Are the prepaid forward agreements freestanding derivatives?

Based on the guidance in paragraph 6 of SFAS 133, we concluded that these instruments are not free-standing derivatives as each of the prepaid forward agreements required a large initial investment (100% of each agreement’s notional amount). Therefore, these instruments did not have the characteristic described in paragraph 6(b) of SFAS 133.

Are there embedded features that potentially could be embedded derivatives?

We analyzed all embedded features (i.e., settlement alternatives for stipulated contingent events) in our prepaid forward agreements to determine if any of them represents embedded derivatives that should be separated from the host contract. See Appendix A for an analysis of the identified embedded features contained in the $800 million prepaid forward agreement.

Determination of units of analysis for the SFAS 133 evaluation

Since we identified several embedded features that required evaluation for bifurcation from the host contract, we considered whether the further analysis should be applied to:

(a)	one embedded derivative with several triggers; or

(b)	several embedded derivative features, each with the occurrence or nonoccurrence of a stipulated contingent event as an underlying, and each with a settlement alternative.

As a matter of policy, we believe that each of the stipulated contingent events should be considered to be a separate unit of analysis as we are evaluating embedded features.

Are the identified embedded features derivatives pursuant to SFAS 133?

We then considered the guidance in paragraphs 6-9 of SFAS 133 to determine if these embedded features could be considered derivatives as defined in SFAS 133.

Under each of our prepaid forward agreements, the value of the exchange required by the host contract (i.e., the number of shares that will be delivered by the Counterparty to the Company) will be modified based on an underlying, namely the price of the Company’s common shares. There is no initial net investment ascribed to the embedded derivative features. And finally, the embedded features will be net settled in either cash or shares. Therefore the embedded features meet the definition of a derivative.

Based on this analysis of the embedded features of the contract relative to the definition of a derivative in SFAS 133, we concluded that each of our prepaid forward agreements contains one or more embedded derivative features, which must be further analyzed to determine whether any of them should be bifurcated from the host contract and accounted for separately.

Evaluation of Paragraph 12 of SFAS 133

In order to determine whether any of the embedded derivative features should be separated from the host contract and accounted for as a derivative pursuant to SFAS 133, we first analyzed the criteria contained in paragraph 12:

Paragraph 12 of SFAS 133 Criteria	Applicability to our prepaid forward agreements
a. The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract.	The economic characteristics and risks of the host “receivable” (the up-front prepayment) are not clearly and closely related to those of the forward contract for repurchase of our common shares or the other embedded derivatives identified.

b. The contract (“the hybrid instrument”) that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur.	The prepaid forward agreements (i.e., the “hybrid instrument”) would not be remeasured at fair value under otherwise applicable generally accepted accounting principles.

c. A separate instrument with the same terms as the embedded derivative instrument would, pursuant to paragraphs 6–11, be a derivative instrument subject to the requirements of SFAS 133. (The initial net investment for the hybrid instrument shall not be considered to be the initial net investment for the embedded derivative.) However, this criterion is not met if the separate instrument with the same terms as the embedded derivative instrument would be classified as a liability (or an asset in some circumstances) under the provisions of SFAS 150 but would be classified in stockholders’ equity absent the provisions in SFAS 150.	The separate forward agreement to repurchase the Company’s common shares (without any prepayment) and the other embedded derivatives, if they were separate instruments, would be derivative instruments subject to the requirements of SFAS 133. (See discussion above.)

We concluded that all the criteria specified in paragraph 12 of SFAS 133 are met for the features identified in Appendix A and that those features require further analysis under paragraph 11(a) of SFAS 133 to determine whether any of them should be bifurcated from the host contract and accounted for separately.

Evaluation of paragraph 11(a) of SFAS 133 scope exception for each unit of analysis

We then evaluated whether the scope exception in paragraph 11(a) of SFAS 133, which states in part that “Contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position” shall not be considered derivative instruments, is met for any of the features identified in Appendix A.

Is each embedded derivative feature indexed to the Company’s stock pursuant to EITF 01-6?

We believe that, consistent with the guidance in EITF 01-6, all the embedded derivative features in the $800 million prepaid forward agreement (i.e., the basic share settlement expected in a normal maturity date settlement, as well as the other individual settlements that may be triggered by stipulated contingent events (see Appendix A)) are indexed to the Company’s stock, since the number of shares the Company will receive varies inversely with the Volume Weighted Average Price (“VWAP”) of the Company’s stock over the contract period. Therefore, the first condition in paragraph 11(a) of SFAS 133 is met.

Does each embedded derivative feature qualify to be classified as equity pursuant to EITF 00-19?

Paragraphs 12–32 of EITF 00-19 indicate that equity classification is not appropriate for contracts containing any provision for net-cash settlement beyond the Company’s control, including contingencies allowing the Counterparty to net-cash settle upon the occurrence of certain stipulated contingent events. Under the terms of the prepaid forward agreements entered into by the Company, the Counterparty is ordinarily required to deliver shares to the Company. However, the prepaid forward agreements stipulate that if certain defined extraordinary events occur, the Counterparty may settle in cash or “Alternative Termination Property” (such as the shares of the acquiring or surviving company in the event of a merger) or some combination of cash, Alternative Termination Property and the Company’s shares. In the case of certain of these stipulated contingent events, the $800 million prepaid forward agreement provides that the Counterparty is required to exercise “commercially reasonable efforts” to deliver to the Company its own shares or, in the case of certain other stipulated contingent events, units of Alternative Termination Property. Although we believe the likelihood of occurrence of any of these events identified in Appendix A (see below) during the short duration of the contracts (65 days or less) is remote, they are also beyond the Company’s control.

Share-settled forward embedded derivative feature qualifies for equity classification

The primary embedded derivative feature (i.e., the derivative with the most likely outcome) is the share settled forward feature expected to be settled on maturity of the agreement. The only outcome for this embedded derivative is delivery of the Company’s shares by the Counterparty. We analyzed all the conditions of paragraphs 12-32 of EITF 00-19 for this embedded derivative feature and concluded it meets the requirements for classification as an equity instrument.

Other embedded derivative features that qualify for equity classification

We believe that five of the other embedded derivative features listed in Appendix A that may be settled in cash or consideration other than the Company’s shares are permitted equity classification pursuant to paragraphs 12-32 of EITF 00-19. These include:

Embedded Derivative Feature that may be settled in cash or consideration other than the Company’s shares:	Equity classification is permitted because the embedded derivative feature meets all the conditions of paragraphs 12-32 of EITF 00-19, including:
Merger – share for other (where the consideration is cash) and Tender Offer – share for other (where the consideration is cash)	Contracts that include any provision that could require net-cash settlement cannot be accounted for as equity of the company (that is, asset or liability classification is required for those contracts), except in those limited circumstances in which holders of the underlying shares also would receive cash. (emphasis added) [Paragraph 12]

Nationalization	The Company receives the same form of consideration as a shareholder in the event of nationalization. [Paragraph 28]

Failure to Deliver	In the event of a failure by the Counterparty to deliver shares on the settlement date the Company may elect to terminate the agreement and receive cash in respect of the amount not settled in shares, or elect not to terminate the agreement and await delayed settlement of the remaining portion of unsettled shares.

Event of Default – Bankruptcy	The terms of our prepaid forward agreements do not accord the Counterparty with rights that would rank higher than those of the Company’s shareholders in the event of the Company’s bankruptcy. [Paragraphs 29-31]

Embedded derivative features that do not qualify for equity classification

Other than the primary embedded derivative feature (the share settled forward) and the five embedded derivative features discussed above, the embedded derivative features identified in Appendix A, do not qualify for equity classification pursuant to paragraphs 12-32 of EITF 00-19, because they could be net cash-settled beyond the Company’s control. Therefore, they would not receive the exception under paragraph 11(a) of SFAS 133.

Conclusion for scope exception of paragraph 11(a) of SFAS 133 for each embedded derivative feature

See Appendix A.

Accounting for the embedded derivative features that require bifurcation

The embedded derivative features that require bifurcation from the host contract and accounting for as assets or liabilities under the provisions of SFAS 133 are those that do not qualify for the scope exception in paragraph 11(a) of SFAS 133.

These embedded derivatives features would, therefore, be combined into a single, compound derivative, pursuant to SFAS 133 Implementation Issue B15, that is bifurcated and recognized as an asset or liability, as appropriate, and which should be measured initially, and in subsequent reporting periods, at fair value.

Valuation at the inception of the agreement

At the inception of the prepaid forward agreement, the fair value of the forward-based bifurcated derivative must be $0 in accordance with SFAS 133 Implementation Issue B20.

Valuation at December 29, 2006

Our assessment of the likelihood of occurrence of each of the stipulated contingent events prior to expiration of our $800 million prepaid forward agreement (i.e., within 24 days) as of December 29, 2006 (the end of our second quarter for fiscal year 2007) is as follows:

Event:	Assessment of Probability at December 29, 2006:
Merger – Share for share; share for other (not cash); share for combined (other and shares)	As of December 29, 2006, we were not aware of any potential Merger Event involving Seagate shares, and any potential Merger Event would have required multiple regulatory filings, statutory review periods and required regulatory approvals, as well as solicitation of shareholder approvals with statutory notice periods. As such, we believe that, as of December 29, 2006, the likelihood of an announcement and closing of a Merger Event within 24 days was remote.

Tender Offer – Share for share; share for other (not cash); share for combined (other and shares)	See “Merger – Share for share; share for other (not cash); share for combined (other and shares)” above. In addition, we had no plans to tender our own shares.

Insolvency	As of December 29, 2006, the Company was not aware of any event which could have led to the determination of “Insolvency” pursuant to the ISDA Equity Definitions that in turn could have led to net cash settlement of the transaction. As of such date, our financial condition was very strong, we had no intention of being involved in a liquidation, bankruptcy, insolvency, dissolution or winding-up of or any analogous proceeding, and we were not aware of any facts or circumstances that could have led to such proceedings being commenced on a voluntary or involuntary basis. As such, we do not believe that as of December 29, 2006, an insolvency event could have occurred within 24 days.

Delisting	As of December 29, 2006, the Company had not received a delisting notice from the NYSE, nor did it have any reason to expect such notice. Ordinarily, any delisting action would require notice, a hearing and an appeals process. As such, as of December 29, 2006, a “Delisting Event” could not have occurred within 24 days.

Change in Law	As of December 29, 2006, the Company had no knowledge of any pending or contemplated “Change in Law” as defined in the 2002 ISDA Equity Definitions that could have been triggered within 24 days. Therefore, as of December 29, 2007, the likelihood of a Change in Law within 24 days was remote.

Additional Termination Event (price of Seagate share falls below $12.67)	The closing price of Seagate’s shares as of December 29, 2006 was $26.50 and, therefore, we believe the probability was remote that the Company’s share price could have fallen by 52% to $12.67 within 24 days (13 of which were trading days). As of December 29, 2006, the Company was not aware of any market conditions or any internal or external adverse events that would result in such a decline in its share price.

Events of Default (other than bankruptcy)

As of December 29, 2006, we were not aware of any facts or circumstances according to which the Counterparty would have failed to deliver the Company’s common shares or that pursuant to which either party could have committed a breach or defaulted or cross-defaulted pursuant to the agreements or caused either party to make a misrepresentation, or merge with a third party without assumption. In respect of Failure to Deliver, there had been no illiquidity events and volume of trading had been robust for Company common shares on the NYSE.

As a result, we believe the likelihood of an Event of Default within 24 days was remote as of December 29, 2006.

Termination Events	As of December 29, 2006, we were not aware of any facts or circumstances which could have constituted an Illegality, Tax Event, Tax Event Upon Merger or Credit Event Upon Merger. As a result, we believe the likelihood of a Termination Event within 24 days was remote as of December 29, 2006.

Given the nature of the stipulated contingent events discussed above, we believe that the likelihood of any one of these events and the aggregate likelihood of more than one of these events occurring was remote and, therefore, the fair value associated with the bifurcated derivative would be immaterial. Having said that, even if the aggregate likelihood of occurrence of one or more of the stipulated contingent events listed in the table above was considered to be as high as 5% (we believe that the actual likelihood of these events actually occurring is significantly less), the fair value of the bifurcated derivative would have resulted in a gain of approximately $1 million at December 29, 2006 (see Appendix B), which we believe is immaterial as discussed under the caption “Evaluation of Materiality and Potential Misstatement related to Embedded Derivatives” below.

As set forth more fully in Appendix B, our estimate of the approximately $1 million fair value was calculated by multiplying the estimated combined fair value of approximately $22 million for all the embedded features (i.e. the primary embedded feature and the other embedded derivative features) as of December 29, 2006, by the 5% likelihood noted above. The approximately $22 million total fair value represents the difference between what the Company estimated it would pay for its shares under the prepaid forward agreement and the market price on December 29, 2006.

We believe that applying more sophisticated valuation techniques to determine fair value of the bifurcated single, compound derivative, would not result in a materially different valuation and, therefore, we believe such simplified approach is reasonable in the circumstances (see further discussion below).

Valuation at January 23, 2007

On January 23, 2007, our $800 million prepaid forward agreement matured. The fair value of the bifurcated derivative would have reverted to $0 at maturity, since none of the stipulated contingent events actually occurred and the prepaid forward agreement was share-settled. Therefore, if we had recorded a gain of $1 million in the second quarter of fiscal year 2007, it would have been reversed in the third fiscal quarter.

Evaluation of Materiality and Potential Misstatement related to Embedded Derivatives

Impact on fiscal 2007

The preceding analysis shows that there would have been an estimated gain of up to approximately $1 million in the second quarter of fiscal year 2007 resulting from an increase in the fair value of the bifurcated derivative at the end of the second quarter of fiscal year 2007. This $1 million gain would have been reversed in the third quarter of fiscal year 2007 when the prepaid forward agreement matured and settled in shares as intended.

As a result, had these adjustments been recorded, there would have been no impact on our net income or earnings per share for fiscal year 2007. Also, there would be no impact on our current quarter or fiscal year 2008 net income or earnings per share.

Impact on quarters ended December 29, 2006 and March 30, 2007

We also analyzed whether an adjustment would have materially impacted our reported operating results for the second and third quarters of fiscal year 2007 as follows:

	Quarter ended
	Second quarter of fiscal year 2007 ended December 29, 2006	Third quarter of fiscal year 2007 ended March 30, 2007
	(millions)	(millions)
Net income as reported	$140	$212
Adjustment to recognize change in fair value of bifurcated derivative	$1	($1)
Net income if adjusted	$141	$211

As illustrated in the table above, the impact of any adjustment would have been immaterial, representing less than 1% of net income and earnings per share in either of the affected quarters.

Additionally, since our reported total assets as of December 29, 2006 were approximately $9.3 billion, the impact of recording the adjustment on our balance sheet would also have been immaterial.

Accounting for the Host Contract

We considered the guidance in EITF 85-01, SFAS 133 (including SFAS 133 Implementation Issue A1) to determine whether the initial prepayment under the host contract should be accounted for as contra-equity or as an asset.

Consideration whether equity classification is appropriate

EITF 85-01 states in part that “The SEC requires that public companies report notes received in payment for the enterprise’s stock as a deduction from shareholders’ equity.” We believe that the prepayment we made to the Counterparty for purchase of our own stock is analogous to the situation discussed in EITF 85-01.

Consideration whether asset classification is appropriate

While we acknowledge that SFAS 133 and SFAS 133 Implementation Issue A1 suggest an asset classification for a prepaid forward contract, we believe classifying our prepayment either as a current loan receivable or a prepaid asset (or other asset category) is not appropriate. SFAS 133 Implementation Issue A1 addresses a prepaid forward contract to acquire a share of another entity, not a share of the company, while our prepaid forward is for our own shares. Further, since we are not entitled to receive cash payment for the asset, we believe that the host contract is best presented as contra-equity. We believe the general discussion in FASB Concepts Statement 6 of the characteristics of an asset support that view as well. More broadly, we believe reflecting the host contract as an asset would serve only to gross up assets and equity, a result we believe would have been misleading.

Conclusion – equity classification is appropriate

We concluded the initial prepayment under the host contracts was correctly accounted for as contra-equity.

Consistency in Accounting Policy and Past Practice

The Company had not, prior to September 2006, entered into contracts similar to those discussed herein and in Note 9 of our Forms 10-Q for the quarters ended December 29, 2006 and March 30, 2007. Therefore, we have not previously established an accounting policy for such transactions. We advise the Staff that we will apply an accounting methodology consistent with that outlined in this letter, should we enter into similar contracts in the future.

Application of basis of accounting to $150 million prepaid forward agreement entered into in the first quarter of fiscal year 2007

We focused our preceding analysis on the impact of the accounting on our $800 million prepaid forward agreement. We also entered into a smaller prepaid forward agreement for $150 million during our first quarter of fiscal year 2007, which matured and settled in shares as intended within that quarter. Therefore, there is no accounting impact on our first fiscal quarter of fiscal year 2007.

In connection with the foregoing response, the Company acknowledges that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or comments regarding this letter, please contact Charles C. Pope, Chief Financial Officer, at 831-439-2773 or William L. Hudson, General Counsel, at 831-439-5370.

Sincerely,

Seagate Technology

/s/ Charles C. Pope
Name:	Charles C. Pope
Title:	Executive Vice President, Finance and Chief Financial Officer

cc:	Morgan Youngwood

Securities and Exchange Commission

William L. Hudson

Executive Vice President

General Counsel and Secretary

William H. Hinman, Jr.

Louis P.A. Lehot

Simpson Thacher & Bartlett LLP

Palo Alto, California

Appendix A

Event:	$800 million Prepaid Forward Agreement
Qualify for par 11(a) scope exception? (No = should be bifurcated) (Yes = not required to be bifurcated)
Share settled forward contract	Yes
Stipulated Contingent Events:
Merger – share for share	No (1)
Merger – share for other (not cash)	No (2)
Merger – share for other (cash)	Yes (3)
Merger – share for combined (other and shares)	No (2)
Tender Offer – share for share	No (1)
Tender Offer – share for other (not cash)	No (2)
Tender Offer – share for other (cash)	Yes (3)
Tender Offer – share for combined (other and shares)	No (2)
Nationalization	Yes
Insolvency	No
Delisting	No
Change in Law	No
Failure to Deliver	Yes (4)
Additional Termination Event – Stock Price	No (5)
Event of Default – Failure to pay or deliver	No (6)
Event of Default – Breach of agreement	No (6)
Event of Default – Credit Support Defaults	No (6)
Event of Default – Misrepresentation	No (6)
Event of Default – Default under Specified Transaction	No (6)
Event of Default – Cross-Default	No (6)
Event of Default – Bankruptcy	Yes (6)
Event of Default – Merger without Assumption	No (6)
Termination Event – Illegality	No (6)
Termination Event – Tax Event	No (6)
Termination Event – Tax Event upon Merger	No (6)
Termination Event – Credit Event Upon Merger	No (6)

(1)	The Calculation Agent will adjust the terms of the contract. If it decides no adjustment will yield “commercially reasonable” result, the contract terminates, and Counterparty will settle in acquirer shares unless unable to do so after “using commercially reasonable efforts,” in which case the Counterparty will pay cash to settle the contract.

(2)	Same as (1) except if the contract terminates, Counterparty is required to settle with the consideration received by shareholders unless Counterparty is unable to deliver such consideration after “using commercially reasonable efforts,” in which case the Counterparty will pay cash to settle the contract.

(3)	Merger event or Tender Offer where Seagate shareholders will receive cash only. In these events, Counterparty will settle in the same consideration as what Seagate shareholders will receive.

(4)	Due to illiquidity in Seagate shares, Counterparty to deliver such amount of shares as is “commercially reasonable” and Seagate elects whether to terminate contract and receive cash.

(5)	An Additional Termination Event shall occur if the trading price of the Shares at any time is less than or equal to $12.67 (approximately 50% of the fair market value at the inception of the prepaid forward agreement). The Counterparty will settle the contract in Shares unless unable to do so after “using commercially reasonable efforts,” in which case the Counterparty will pay cash to settle the contract.

(6)	Termination by the non-defaulting or unaffected party. The Counterparty is to deliver such number of Shares as is “commercially reasonable,” and if, after using “commercially reasonable efforts,” the Counterparty is unable to deliver Shares, then the Counterparty will pay cash to settle the contract.

Appendix B

Estimate of fair values of bifurcated embedded derivative, assuming 5% aggregate probability

Estimate as of December 29, 2007	Value	Reference	Notes
Fair value of Seagate’s shares as of December 29, 2006	$26.50	A	Quoted closing price of STX shares

Estimated daily price for the remainder of the agreement period	$26.50	B	Assumed that the estimated daily price for the remainder of the agreement period is the same as the closing share price on December 29, 2006.

Estimated daily volume for the remainder of the agreement period	2.3 million shares per day	C	Use the average daily 10b-18 volumes and prices from initiation of the agreement on November 20, 2006 to December 29, 2006 (Seagate’s quarter end) as the estimated daily volume for the remainder of the agreement period.

Projected VWAP for the entire agreement period	$26.29	D	Calculated using the actual volumes and prices through December 29, 2006 and estimated volumes and prices for the remainder of the agreement period.

Less: Contractual discount	($0.49)	E = D * Discount	Discount per the prepaid forward agreement

Equals: Projected discounted share price	$25.80	F = D -E

Gain/(loss) per share	$0.70	G = A -F	Calculated as the difference between the fair value of Seagate’s shares on December 29, 2006 and the projected discounted share price

Projected number of shares to be received at maturity of the agreement	31.0 million shares	H = $800M /F	Divide the $800 million total notional amount of the agreement by the projected discounted share price

Potential gain on total contract	$21.7 million	I = G * H	Calculated by multiplying the projected number of shares to be received by the gain per share

Assumed likelihood of occurrence related to bifurcated embedded derivative	5%	J	See discussion in section titled “Valuation at December 29, 2006

Potential gain on bifurcated embedded derivative	$1.1 million	K = I * J	Calculated by multiplying the potential gain on the total contract by the aggregate likelihood of occurrence related to the bifurcated embedded derivative